EXHIBIT 99.1
                                  PRESS RELEASE


Company Contacts:
David Faulkner
Cimetrix, Inc.
dave.faulkner@cimetrix.com
Phone: (801) 256-6500
Fax: (801) 256-6510

Agency Contact:
Stew Chalmers
Positio Public Relations
stew@positiopr.com
Phone: (408) 453-2400
Fax: (408) 453-2405



FOR IMMEDIATE RELEASE


                Cimetrix Reports Third Quarter Financial Results
                      Third Consecutive Profitable Quarter;
    One New Major OEM Customer in Quarter Raises Year-To-Date Total to Eight;
            Company On Track for Profitable 2004 on 35% Sales Growth

     SALT LAKE CITY, Utah - November 15, 2004 Cimetrix, Inc. (OTCBB: CMXX), a leading provider of factory automation software for the global semiconductor and electronics industries, today reported financial results for its third quarter and nine-month period ended September 30, 2004.

                              Third Quarter Results

     Cimetrix reported net income of $101,000, or less than one cent per basic and diluted share, in the third quarter, versus a net loss of $450,000, or $0.02 per basic and diluted share in the same quarter a year ago. It was Cimetrix's third consecutive profitable quarter.

     Net sales in the third quarter increased 172% to $1.2 million from $446,000 in the same quarter last year. Software revenue increased 288% to $776,000 from $200,000, while service and support revenue grew 78% to $437,000 from $246,000 in the same period last year. The increase in software revenue included approximately $300,000 in a one-time customer license purchase.

     Total operating expenses increased 33% to $1.1 million from $805,000 in the third quarter a year ago, reflecting higher cost of sales and general and administrative costs associated with supporting key growth initiatives. The Company achieved slight reductions in expenses in the R&D and selling, marketing and customer support categories.

     Cimetrix closed the quarter with cash and cash equivalents of $1,431,000, up from $1,389,000 at year-end.

                               Nine-Month Results

     For the nine-month period Cimetrix reported net income of $143,000, or one cent per basic and diluted share, versus a net loss of $741,000, or $0.03 per basic and diluted share, in the same period a year ago. On a year-to-date basis, the Company has generated approximately $476,000 in cash from operations.

     Net sales increased 40% through nine months to $3.3 million versus $2.3 million in the same period a year ago. Software revenue grew by 73% to $2.1 million from $1.2 million, while services and support revenue increased 6% to $1.2 million from $1.1 million.

     Total operating expenses grew only slightly for the nine-month period, reflecting the Company's strong overall cost controls.

     "Over the past several years we have diligently executed our plan to provide software products and supporting services that focus on assisting OEM customers ship equipment. It is very encouraging to see the results of these efforts as our customers achieve success in the marketplace," said Bob Reback, president and CEO. "We believe we have established a solid foundation of blue-chip OEM customers and we remain optimistic about future sales and earnings growth for the Company, particularly as we continue to add new OEM customers and invest in the development of new product lines."

Third Quarter and Year-To-Date Highlights

o Third consecutive profitable quarter. Net income of $101,000 on 172% sales increase over third quarter a year ago.

o    Positive   bottom  line  swing  of  $880,000  on  40%  sales  increase  for comparative nine-month periods.

o Added one new major OEM customer in the third quarter, raising the year-to-date total to eight new major OEMs that are now either shipping or preparing to ship Cimetrix software.

o Announced the first customer success involving Cimetrix's strategic partnership with Brooks Automation (Nasdaq-BRKS). SOLVision is the first customer to use the Brooks/Cimetrix solution for its OEM automation hardware and connectivity software needs. The solution combines Cimetrix SECS/GEM/300mm communications standards software and support with Brooks' OEM system automation products. Brooks products and services are used in virtually every semiconductor fab in the world.

o Invested in talent and technology to fuel expansion of customer support, Advanced Technology Group and R&D initiatives in anticipation of continued growth.

o Conducted a number of educational workshops on Interface A and Cimetrix's new CIMPortal(TM) product family. Cimetrix representatives were featured speakers at the SEMATECH sponsored AEC/APC Symposium in Denver, Colorado. Interface A is considered by most leading semiconductor manufacturers as an essential component in the ongoing effort to apply more advanced process control (APC) in wafer fabs.

About Cimetrix Incorporated

     Cimetrix (OTCBB: CMXX) designs, develops, markets and supports factory automation software for the global semiconductor and electronics industries. Cimetrix's connectivity software allows equipment manufacturers to quickly implement the SECS/GEM and Interface A standards, with over 10,000 connections shipped worldwide, and provides solutions to meet the 300mm SEMI communications standards, with OEM customer installs in all major 300mm fabs. Cimetrix's PC-based motion control software is used by leading equipment manufacturers for demanding robotic applications. Cimetrix provides total solutions for its customers with engineering services and passionate technical support. Major products include CIMConnect, CIM300, CIMPortal and CODE (Cimetrix Open Development Environment). For more information, please visit www.cimetrix.com.


Safe Harbor Statement

     The matters discussed in this news release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. Statements about the Company's prospects for future growth and profitability are forward-looking statements. The comments made by the Company's senior management in regards to future revenue and earnings involve risks and uncertainties that may adversely affect expected results including but not limited to market acceptance of the Company's products, the competitive position of the Company and its products, which include CODE, CIMConnect, CIM300 and CIMPortal product families, the economic climate in the markets in which the Company's products are sold, technological improvements, and other risks discussed more fully in filings by the Company with the Securities and Exchange Commission. Reference is made to the Company's most recent filings on Forms 10-K and 10-Q, which detail such risk factors.


Consolidated Condensed Statement of Operations
(In thousands, expect per share and share amounts)
(Unaudited)



                                                          Three Months Ended           Nine Months Ended
                                                                September 30,              September 30,
                                                     --------------------------   -----------------------
                                                         2004            2003          2004         2003
                                                         ----            ----          ----         ----
SALES
       Software                                     $     776      $      200    $    2,062     $  1,192
       Services and support                               437             246         1,215        1,144
                                                     --------      ----------    ----------     --------

               Total net sales                          1,213             446         3,277        2,336
                                                     --------      ----------    ----------     --------

OPERATING EXPENSES
     Cost of sales                                        307              93           697          349
     Selling, marketing and customer support              268             286           790          908
     Research and development                             197             209           612          692
     General and administrative                           298             217           851          864
                                                     --------      ----------    ----------     --------

         Total operating expenses                       1,070             805         2,950        2,813
                                                     --------      ----------    ----------     --------

INCOME (LOSS) FROM OPERATIONS                             143            (359)          327         (477)
                                                     --------      -----------   ----------     ---------

OTHER INCOME (EXPENSES)
     Interest income                                        4               1             9            3
     Interest expense                                     (68)            (63)         (220)        (239)
     Other income (expense)                                22             (29)           27          (28)
                                                     ---------     -----------   -----------    ---------

         Total other income (expenses)                    (42)            (91)         (184)        (264)
                                                     ---------     -----------   -----------    ---------

INCOME (LOSS) BEFORE INCOME TAXES                         101            (450)          143         (741)

PROVISION FOR INCOME TAXES                                  -               -             -            -
                                                     --------      -----------   ----------     ---------


NET  INCOME (LOSS)                                   $    101      $     (450)          143         (741)
                                                     ========      ===========   ==========     =========

INCOME (LOSS) PER
COMMON SHARE:
           BASIC                                     $      -         $  (.02)     $    .01      $  (.03)
                                                           ==            =====          ===         =====
           DILUTED                                   $      -         $  (.02)     $    .01      $  (.03)
                                                           ==            =====          ===         =====
WEIGHTED AVERAGE SHARES
OUTSTANDING:
           BASIC                                   27,813,000      25,513,000    27,701,000    25,031,000
                                                   ==========      ==========    ==========    ==========
           DILUTED                                 29,047,000      25,513,000    28,228,000    25,031,000
                                                   ==========      ==========    ==========    ==========



Consolidated Balance Sheets
(In thousands, except share amounts)


                                     ASSETS
                                                   September 30,    December 31,
                                                           2004            2003
                                                        -------     ------------
                                                     (Unaudited)

CURRENT ASSETS
     Cash and cash equivalents                     $      1,431     $     1,389
     Marketable securities                                   33             234
     Accounts receivable, net                               767             920
     Inventories                                              7               7
     Prepaid expenses and other current assets               94              89
                                                   ------------     ------------

               Total Current Assets                       2,332           2,639

Property and equipment, net                                  41              84
Technology, net                                             241             276
Other assets                                                 19              33
                                                   ------------     ------------

                                                   $      2,633     $     3,032
                                                   ============     ============

                      LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES
     Accounts payable                              $        380     $       167
     Accrued expenses                                       205             192
     Deferred revenue                                       437             562
     Current portion of long-term debt                    1,163             752
                                                   ------------     ------------
Total Current Liabilities                                 2,185           1,673

LONG TERM DEBT, net of current portion                      671           1,865
                                                   ------------     ------------

         Total Liabilities                                2,856           3,538
                                                   ------------     ------------

STOCKHOLDERS' DEFICIT
     Common stock, $.0001 par value: 100,000,000
       shares authorized, 27,844,12 and 27,652,246
       shares issued                                          3               3
     Additional paid-in capital                          28,774          28,634
     Treasury stock, at cost                                (49)            (49)
     Accumulated deficit                                (28,951)        (29,094)
                                                   ------------     ------------

         Total Stockholders' Deficit                       (223)           (506)
                                                   ------------     ------------

                                                   $      2,633     $     3,032
                                                   =============    ============